UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

YOLANDA LEWIS INNOVATIVE RESOURCES INC.

(Name of applicant)

Twenty Five Seventy Two, Twenty First Street Sacramento, California, [p/z]12-9998

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Preferred Stock	900,000

Approximate date of proposed public offering:	October 28, 2020

Name and address of agent for service:	CT Corporation 818 W 7th St #930
Los Angeles, CA 90017

GENERAL

1.	Explanatory Statement Applicant operates in commerce pursuant to equitable jurisdiction for the Genta Trust, The United States of America, California in exclusive equity.

2.	Securities Act Exemption Applicable.

Explanatory Statement—–Item 2.

1.	There have not been nor are to be any sales of securities of the same class by the applicant or by or through an underwriter at or about the same time of this transaction claimed exempt. No consideration has been or is to be given, directly or indirectly, to any person in connection with this transaction. No cash payment have been made or will be made by any holder of the outstanding securities.
2.	The terms and conditions of issuance of the securities to be issued under the indentures qualified pursuant to 12 CFR §1808.600 - Full faith and credit and incontestability of Guarantee are included in Exhibit A Treaty / Contract No. 20201015, defining the basis of equitable exchange at par value, due consideration to guarantee performance.
3.	Issuance of the securities under every indenture are pursuant to powers authorized in Ratified Contract / Treaty No. 20201015 annexed as an Exhibit A, executed to ratify operational requirements; the basis of exchange for every security offered or to be offered by application or purchase order for equitable equivalent exchange in performance.
4.	Upon ratification of the Contract / Treaty No. 02021015, obligees agree to the terms and conditions therein as the exclusive authority to ensure equitable, equal weights and measures for every exchange between persons proposed to issue securities in exchange for credits in real-time current transactions.
5.	This class from exempt promissory note securities mentioned herein are Securities as defined in 73d Congress. Session I. Ch. 38. May 27, 1933. Which are irrefutable self-authenticating evidence of indebtedness made in a regular course of security exchange business. Every non-depository Financial Institution, Application Offer to buy or sell Purchase Order, through banker, broker, realtor, title company or other like agency, is acting in a similar way related to issuing commercial paper, security note, “equitable credits” or a transaction in fiat, let it be done commercial paper that is to bear or birth a certificate of beneficial interest or participation as monetary security note instrument, evidence of indebtedness as defined in Public Law 97-258, Sep 13, 1982.

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AFFILIATIONS

3.	Affiliates. Affiliates are listed in Contract / Treaty No. 20201015 Appendix F Authorized Signatures
1)	Operations pertaining to related persons with joint control, locations, management and operational policies..
2)	No indenture securities to be issued in connection with, or pursuant any acquisition plan, succession or reorganization.
3)	Each related person is related pursuant to definitions 1940 Investment Company Act, definitions section 2(a) (19) “Interested person” of another and found in Appendix F
4)	Contract / Treaty No. 20201015 Appendix A - F demonstrates relationship between parties as authorized power of attorney, responsible party and fiduciary.
5)	Foreign Affiliates - identified responsible parties, fiduciaries and powers of attorneys have situs in California, union state to the United States of America, foreign to the UNITED STATES.

MANAGEMENT AND CONTROL

4.	Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

Name	Address	Office
Yolanda Lewis	%201 13th #12367 Street Oakland California	CEO, President
Stanley Howard	% 2572 21st Street Sacramento California	CFO, Treasurer
Kevin Woodruff	% 201 13th #12367 Street Oakland California	Director, Cashier

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5.	Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

As of October 27, 2020 (Insert date within 31 days)

Col. A	Col. B	Col. C	Col. D
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Yolanda Lewis 201 13th Street #12367 Oakland, California the United States of America	Preferred Stock	33.3% ownership direct to Texas Bailment Trust and Private Estate	N/A See Explanatory Statement Item 5(3)

Stanley Howard 2572 21st Street Sacramento, California the United States of America	Preferred Stock	33.3% ownership direct to Pa. Bailment Trust and Private Estate	N/A See Explanatory Statement Item 5(3)

Kevin Woodruff 201 13th Street #12367 Oakland, California the United States of America	Preferred Stock	33.3% ownership direct to Calif. Bailment Trust and Private Estate	N/A See Explanatory Statement Item 5(3)

Explanatory Statement—Item 5.

1.	No indenture securities are to be issued in connection with, or pursuant to a plan of acquisition, succession or reorganization.
2.	Each officer is operating in joint capacity for each individual Living Trust Estate to which each is the Certificated Debenture Trustee. The intent and purpose of operating jointly is that each officer has combined, business operations, to share locations, officers, operational procedures and policies pursuant to Treaty / Contract No 20201015.
3.	Securities offered are United States Currency Notes, or other evidence of indebtedness issued to evidence an obligation to repay monies lent to the United States Treasury by each Living Trust Estate officer’s certificate of interest or participation in any such note or evidence of indebtedness as Treasury Tax and Loans, obligations of the United States (18 USC 8)

UNDERWRITERS

6.

Principal owners verified and validated heir-ships holdings to Estate-Interest concern out of par value appropriations from voting securities as certificated Registrants. Each Principal Owner / Registrant has within the past three years prior to October 27, 2020 by coercion and deceptive business practices authorized underwriting of exempt securities by Broker Dealers / Withholding Agents (Title Companies, financial institutions et al., that have delayed real-time current trade for future installments, by institutionalizing the use of Non-OMB forms, circumvent the Social Security Administration to validate the full faith and credit guarantee affirmed in 12 CFR §1808.600 to use 3rd parties trafficking in private intellectual property, that remain outstanding as of October 27, 2020:

1.	Bank of America, N.A. Bank of America Corporate Center, 100 North Tryon Street, Charlotte, NC 28255

2.	Wells Fargo N.A. 420 Montgomery St. San Francisco, CA 94163 USA.

3.	CEFCU 5401 W Dirksen PkwyPeoria IL 61607

4.	UNITED STATES POSTAL SERVICE 475 L'Enfant Plaza SW Washington DC 20260-0004

5.	BANK OF MARIN 504 Redwood Boulevard, Suite 100. Novato CA 94947

6.	FEDERAL RESERVE BANK OF ATLANTA 1000 Peachtree St NE, Atlanta, GA 30309

7.	FEDERAL RESERVE BANK OF CHICAGO 230 S LaSalle St, Chicago, IL 60604

8.	FEDERAL RESERVE BANK TEXAS 2200 N Pearl St, Dallas, TX 75201

9.	FEDERAL RESERVE BANK SAN FRANCISCO 101 Market St, San Francisco, CA 94105

10.	FEDERAL RESERVE BANK PENNSYLVANIA 10 N Independence Mall W, Philadelphia, PA 19106

11.	CITIBANK N.A. 388 Greenwich Street, New York, NY 10013, U.S.A.

12.	STATE OF CALIFORNIA State Treasurers Office 915 Capitol Mall, Sacramento, CA 95814

13.	COUNTY OF SACRAMENTO 700 H St, Sacramento, CA 95814

14.	COUNTY OF SANTA CLARA 70 West Hedding Street East Wing, 9th Floor San Jose, CA 95110

15.	UNTED STATES TREASURY 1500 Pennsylvania Ave Room 3414 Washington DC 20220

16.	BBVA COMPASS 1101 S California Blvd, Walnut Creek, CA

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Proposed Principal Underwriters of the securities proposed to be offered are the same officers identified in item 5. Principal owners of voting securities herein.

CAPITAL SECURITIES

7.	Capitalization.

(a) Furnish the following information as to each authorized class of securities of the applicant.

As of October 27, 2020 (Insert date within 31 days)

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Preferred Stock	5,000	895,000

(b) Brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above; N/A. See Explanatory Statement Item 7(a)

Explanatory Statement—Item 7(a).

1.	Securities offered are United States Currency Notes, or other evidence of indebtedness issued to evidence an obligation to repay monies lent to the United States Treasury by each Living Trust Estate officer’s certificate of interest or participation in any such note or evidence of indebtedness as Treasury Tax and Loans, obligations of the United States (18 USC 8)
2.	In the case of funded debt, the term “authorized” means authorized by Treaty / Contract 20201015 inclusive of Reservation of Rights.
3.	Information presented is current as of October 27, 2020.

INDENTURE SECURITIES

Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

Explanatory Statement—Item 8.

Eligibility pursuant to section 310(a) of the Act of the authorized persons identified herein operated as Certificated, Registrant / Indenture Trustee’s issuing on behalf of each Registrant in accordance with 56 FR 22320, May 15, 1991 and pursuant to Treaty / Contract No. 20201015 and every amendment thereto.

1.	Other obligors. See Principal Owners identified in Item 5 with Explanatory Statement

Contents of application for qualification. This application for qualification comprises —

(a)	Pages numbered 1 to 6, consecutively.

(b)	The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant,Yolanda Lewis Innovative Resources Inc., a corporation organized and existing under the laws of California, the United States of America, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Sacramento and State of California, on the Twenty Seventh day of October. 2020

YOLANDA LEWIS INNOVATIVE RESOURCES INC.

By: /Yolanda Lewis, President, CEO/ Date: October 27, 2020

Attest: by: /Stanley Howard, Vice-President, CFO/ Date: October 27, 2020

GENERAL EXPLANATORY STATEMENT ON USE

1.	Rule as to the Use of Form T-3.

Form T-3 is used to express issues by registrants evidencing every anxtransacurtiones of securities as notes, bonds, debentures, evidence of indebtedness, whether or not secured, certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate is exempt from registration.

In the national public interest and the interest of Living Trust Estate investors in notes, bonds, debentures, evidences of indebtedness, and certificates of interest or participation therein, which are offered to the public, are adversely affected"(1) when the obligor falls to provide a trustee to protect and enforce the rights and to represent the interests of such investors, notwithstanding the fact that (A) individual action by such investors for the purpose of protecting and enforcing their rights is rendered impracticable by reason of the disproportionate expense of taking such action, and (B) concerted action by such investors in their common interest through representatives of their own selection is impeded by reason of the wide dispersion of such investors through many States, and by reason of the fact that information as to the names and addresses of such investors generally is not available to such investors.

Treaty / Contract No. 20201015 ensures every trustee holds unrestricted rights and powers, adequate duties and responsibilities, in connection with matters relating to the protection and enforcement of the rights of the Living Trust Estate investors; when, notwithstanding the obstacles to concerted action by such investors, and the general and reasonable assumption by such investors that the trustee is under an affirmative duty to take action for the protection and enforcement of Living Trust Estate rights.

Employee / Trustee hold irrevocable duty to take every such action, even in the event of default, by written notice / demand for action and indemnity, from the Office of the Living Trust Estate, exclusive equitable holder to every issued security outstanding. Trustees are held accountable to liability for their own negligent action and failure to act as indenture trustee has been empowered to act as power of attorney, fiduciary and responsible party engaging proxy for obligor United States or any underwriter of any securities impersonating an authorized United States Treasury Withholding Agent, or interest involves a material conflict with the interests of the Living Trust Estate Indenture Trustees.

Obligor UNITED STATES Officers Successors and Assigns appointed in Treaty / Contract No. 20201015 are obligated to furnish current information as to financial condition, and as to the performance of obligations with respect to the securities outstanding when upon receipt of notice / demand from the Living Trust Estate, to prevent interference in trade and commerce.

2.	Application of General Rules and Regulations.

The General Rules and Regulations under the Trust Indenture Act of 1939 Section 302 are applicable applications for exempt status and qualifications on this form.

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EXHIBITS

The following exhibits are to be filed as a part of the application for qualification:

Exhibit T3A. A copy of Treaty / Contract No. 20201015

Exhibit T3B. A copy of the existing Articles of Incorporation.

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